Filed Pursuant to Rule 424(b)(3)

Registration No. 333-125338

SUPPLEMENT NO. 2, DATED DECEMBER 12, 2006

TO THE PROSPECTUS DATED NOVEMBER 21, 2006

OF DIVIDEND CAPITAL TOTAL REALTY TRUST INC.

We are providing this Supplement No. 2 to you in order to supplement our prospectus. This supplement must be read in conjunction with our prospectus dated November 21, 2006 as supplemented by our Supplement No. 1 dated December 11, 2006.

DESCRIPTION OF PROPERTIES

The following information should be read in conjunction with the information in our prospectus, including the section “Risk Factors.”

Prospective Property Acquisition

On December 8, 2006, we deposited a non-refundable amount of $250,000 into an escrow account in connection with an intended acquisition of an office property (the “Shiloh Road Research Park”) located in Plano, Texas, as described further below. The escrow account has been established pursuant to a purchase agreement entered into by and between a wholly-owned subsidiary of ours formed solely to acquire this property and Flextronics International USA, Inc., the seller. We intend to own Shiloh Road Research Park through a joint venture (the “Joint Venture”) with an affiliate of Westcore Properties, Inc (“Westcore”), the final terms of which have not yet been determined.

The total approximate acquisition cost for Shiloh Road Research Park is expected to be $34,813,000 and includes a purchase price of $32,950,000, plus additional transfer taxes, due diligence and closing costs. The total approximate acquisition cost for Shiloh Road Research Park does not include an estimated acquisition fee to be paid by us (pursuant to the terms of an advisory agreement described in our prospectus) to Dividend Capital Total Advisors LLC (our advisor) in the amount of approximately $494,000.

The total approximate acquisition cost for Shiloh Road Research Park is intended to be funded as follows: (i) an equity contribution from us to the Joint Venture using proceeds from our public equity offering, (ii) an equity contribution from Westcore to the Joint Venture and (iii) debt financing to be obtained by the Joint Venture, the terms of which have not yet been determined.

The estimated closing date for the purchase of Shiloh Road Research Park is expected to be December 21, 2006.

There is no assurance that we will enter into the Joint Venture or that the Joint Venture will be able to purchase Shiloh Road Research Park on the terms set forth herein or at all.